Pernod Ricard

Pernod Ricard
Sale of SIAS MPA to Butler Capital Partners confirmed

Paris, 24th May 2002 – Pernod Ricard today confirms completion of the sale of SIAS MPA to Butler Capital Partners.

SIAS MPA, world leader in fruit processing, will henceforth be called ATYS.

According to the terms of the agreement announced last January, this transaction is based on an enterprise value for SIAS MPA of 170 million Euros. This value could increase for Pernod Ricard by a maximum of 25 million Euros dependent upon the future profit achieved by Butler Capital Partners should they choose to exit from this investment.

Contacts

Alain-Serge Delaitte / Media — *Tel: (33 1) 40 76 77 12*
Patrick de Borredon / Investor Relations — *Tel: (33 1) 40 76 77 33*
Barbara M. Burns / New York — *Tel: (212) 486 1140*

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com

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